Mail Stop 3561

November 30, 2006

By Facsimile and U.S. Mail

Bruce C. Dale
President and Chief Executive Officer
Duckwall-Alco Stores, Inc.
401 Cottage Street
Abilene, KS 67410

> **Re:**   **Duckwall-Alco Stores, Inc.**
> **Form 10-K/A for Fiscal Year Ended January 29, 2006**
> **Filed May 4, 2006**
> **File No. 1-05893**

Dear Mr. Dale:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 11

Overview, page 11

1.   We note that reductions to the self-insurance reserve, income tax valuation and inventory shrinkage allowances increased earnings by approximately $2.5 million in 2006. We would expect nonrecurring items that significantly impact earnings to be highlighted so that readers do not mistakenly credit these effects for operational improvements. In future interim and annual filings please provide an enhanced discussion and analysis of the levels of subjectivity in management's estimates, the underlying reasons for such variability and quantify the effects that these changes in estimates had on profitability and earnings in the periods presented. In your response please show us what your disclosure looks like revised.

Critical Accounting Policies, page 13

2.   Please revise future filings to provide a sensitivity analysis for changes in the key assumptions used in estimating your critical accounting policies. Refer to Section 5 of SEC Release No. 33-8350.

3.   Please provide an enhanced description of the method employed to account for self insurance reserves. For example, please disclose if you apply the case reserve basis, the fully developed method or an alternative method to record estimates of accrued expense. Disclose your policy for accruing administrative, legal and claims handling expenses, discount rate assumptions, how you account for inflation trends and estimate historical claims cost experience, or IBNR, as applicable. Please explain the underlying reasons for the variability in prior period estimates and if the variability is reasonably likely to change in the future. We note the reserve was increased by $463 thousand and reduced by $901 thousand in 2005 and 2006, respectively. In your response please show us what your revised disclosure looks like.

4.   Reference is made to your disclosure on page 14 that you had recorded markdowns that had not been taken as of fiscal year end. Please explain to us when the markdown adjustments were made, who determined the adjustments should be made and how the amount was derived.   If the adjustments were made as part of the Company's continual evaluation of product categories, please state that fact. Revise your disclosure accordingly in future filings.

SG&A Detail; Certain Financial Matters, page 16

5.   Please provide additional disclosure explaining why management uses EBITDA, why the presentation of this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations and all the material limitations associated with the use of EBITDA as compared to the use of the most comparable GAAP financial measure. See Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 18

6.   Your disclosure indicates you expect to incur expenses of approximately $10.2 million to complete the POS system upgrade and $8 million to open an estimated 10 ALCO stores in 2007. Please tell us if any of these costs represent enforceable or legally binding purchase commitments at year end and, if so, why they are not included in your table of contractual obligations. To the extent these cash outflows are legally binding and material to your operations we would expect to see them listed in the table of contractual obligations.

7.   Please tell us why interest expense for the revolver credit facility is excluded from the table or a supplemental footnote. Alternatively, in future filings please provide a revised table that includes estimated future interest payments and other relevant data, to the extent necessary. See Item 303(A)(5) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Submit your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841, if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief